UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

DESTINATION XL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2623104
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Turnpike Street Canton, Massachusetts	02021
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

This registration statement relates to the registration of the common stock, par value $0.01 per share, of Destination XL Group, Inc. (the “Company”).

Description of Common Stock

The Company is currently authorized to issue up to 125,000,000 shares of common stock, par value $0.01 per share.

Dividends

Subject to the prior rights of any series of preferred stock, which may from time to time be outstanding, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of common stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Generally, a matter submitted for stockholder action shall be approved if the votes cast “for” the matter exceed the votes cast “against” such matter, unless a greater or different vote is required by statute, any applicable law or regulation, or our Restated Certificate of Incorporation, as amended to date (our “Charter”) or our Fourth Amended and Restated By-Laws, as amended to date (our “By-Laws”). Other than in a contested election where directors are elected by a plurality vote, a director nominee shall be elected to the board by the majority of the votes properly cast at a meeting of stockholders at which a quorum is present.

Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Restrictions on Alienability of Common Stock

Our Charter contains provisions that generally restrict any person or entity from attempting to purchase our stock, without prior permission from the board of directors, to the extent that such transfer would (i) create or result in an individual or entity becoming a five-percent shareholder of our stock, or (ii) increase the stock ownership percentage of any existing five-percent shareholder. These provisions provide that any transfer that violates such provisions shall be null and void and would require the purported transferee to, upon demand by us, transfer the shares that exceed the five percent limit to an agent designated by us for the purpose of conducting a sale of such excess shares. By requiring prior permission from the board of directors, this restriction attempts to prevent certain future transfers of our capital stock that could adversely affect our ability to utilize our net operating loss carryforwards to reduce our federal income taxes.

Provisions of our Charter and By-Laws That May Have Anti-Takeover Effects

Special Meetings of Stockholders. Our By-Laws provide that, except as otherwise required by law and subject to the rights, if any, of the holders of any series of preferred stock, only our board of directors may call a special meeting of stockholders.

Advance Notice of Director Nominations and Stockholder Proposals. Our By-Laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal, which a stockholder wishes to make at an annual meeting of stockholders. Generally, a stockholder’s notice of a director nomination or proposal will be timely if delivered to our corporate secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

DESTINATION XL GROUP, INC.

By:	/s/ Peter H. Stratton, Jr.
Peter H. Stratton, Jr.
Executive Vice President, Chief Financial Officer
and Treasurer

Dated: September 7, 2021